March 19, 2018

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington DC 20549

Re: Ithrive PH, Inc.
Offering Statement on Form 1-A
 Filed April 13, 2017
File No. 024-10692

Dear Mr. Reynolds:

Please accept this correspondence as my client's response to the Commission's most recent telephone conversation regarding this filing, along with the new filing submitted through EDGAR. In response to issues discussed during that call, we have added the Chief Financial Officer to the filing in various places, including as a signatory. We have also added the testing The Waters materials to the latest filing, as well as having made a few additional minor changes.

Please do not hesitate to contact me if you have further comments or questions.

Very Truly Yours,

Kendall A. Almerico

Florida Office 4350 West Cypress Street #275 Tampa, Florida 33607		Washington DC Office 1440 G Street NW Washington DC 20005
Cell: (813) 309-6258 DC Office: (202) 370-1333 E-mail: AlmericoLaw@gmail.com www.Almerico.com Member of the Florida Bar